Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 6, 2002

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40–F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                This Report on Form 6-K contains press releases issued by Vodafone Group Plc on November 6, 2002, entitled “STATEMENT RE ACQUISITION OF INTERESTS IN CEGETEL” and “VODAFONE RENEWS €6.77 BILLION CASH OFFER FOR VIVENDI’S CEGETEL INTERESTS”.

2002/077

6 November 2002

STATEMENT RE ACQUISITION OF INTERESTS IN CEGETEL

Vodafone Group Plc (“Vodafone”) announces that it has reached an agreement with Vivendi Universal S.A. (“Vivendi”), BT Group plc (“BT”) and SBC Communications Inc. (“SBC”) regarding Vivendi’s pre-emption rights over the interests in Cegetel Groupe S.A. which Vodafone has agreed to acquire from BT and SBC.

As a result of this agreement, Vivendi will be entitled to exercise its pre-emption rights from 21 November 2002 until 10 December 2002.

-ends-

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673 310

Tavistock Communications

Lulu Bridges/John West

Tel:  +44 (0) 20 7600 2288

Euro RSCG C&O

Laurent Dondey

Tel:  +33 (0) 1 41 34 42 02

Estelle Griffe

Tel:  +33 (0) 1 41 34 48 65

UBS Warburg

Warren Finegold

Mark Lewisohn

Tel:  +44 (0) 20 7567 8000

Charles-Henri Le Bret

Tel:  +33 (0) 1 48 88 34 88

2002/078

6 November 2002

VODAFONE RENEWS €6.77 BILLION CASH OFFER FOR VIVENDI’S CEGETEL INTERESTS

Vodafone Group Plc announces that its wholly-owned subsidiary, Vodafone AG (“Vodafone”), has renewed its cash offer of €6.77 billion to Vivendi Universal S.A. (“Vivendi”) for its entire interests in Cegetel Groupe S.A. (“Cegetel”).  The renewed offer follows the agreement reached by Vodafone, Vivendi, BT Group plc (“BT”) and SBC Communications Inc. (“SBC”) that Vivendi may exercise its pre-emption rights over Vodafone’s acquisition of BT’s and SBC’s interests in Cegetel, between 21 November 2002 and 10 December 2002.

This cash offer is at the same price per Cegetel share as agreed with BT and SBC to acquire their Cegetel interests on 16 October 2002.  The offer is subject only to agreement on the terms of a share purchase contract.

Vodafone believes its cash offer represents a full and fair price for Vivendi’s Cegetel interests:

•                  Vivendi’s other international telecoms partners in Cegetel, BT and SBC, have agreed to sell at the same price per Cegetel share

•                  This price reflects control, as Vodafone would become the controlling majority shareholder of Cegetel through buying both BT’s and SBC’s interests

Vodafone believes its offer is in the best interests of Vivendi, Cegetel and SFR:

•                  Vivendi would be able to reduce substantially its indebtedness by approximately €7.2 billion (assuming €0.4 billion of consolidated Cegetel net debt as at 31 December 2002)

•                  Cegetel would benefit from a parent company that is both financially strong and able to add value to the mobile and fixed businesses to the benefit of its customers and employees

•                  Vodafone is a committed investor in telecoms and would prioritise long term investment and growth in the businesses over short term cash generation

•                  Vodafone is in a better position to deliver additional value to SFR, by deploying its global brand, technology platform and further global products and services

More/...

2002/078 - Page 2

•     Vodafone is a long term investor in the telecoms industry in France

Vodafone’s offer will remain open until 10 December 2002.  Until such time as the offer is formally accepted by Vivendi, Vodafone reserves the right to withdraw its offer at any time.

Sir Christopher Gent, Chief Executive of Vodafone Group Plc, said:

“We have renewed our offer because we continue to believe that Vodafone is the natural home for Cegetel and that it would be in the best interests of all parties.

Our offer provides the Board of Vivendi and its stakeholders with a clear choice either to sell its Cegetel interests at an attractive price in cash and immediately reduce its debt or to pre-empt.  Cegetel and SFR have the opportunity to benefit from full integration into the Vodafone group, the leading global mobile operator.  Cegetel’s and SFR’s customers would benefit from improved services and their employees from broader career opportunities.”

- ends -

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673 310

Tavistock Communications

Lulu Bridges/John West

Tel:  +44 (0) 20 7600 2288

Euro RSCG C&O

Laurent Dondey

Tel:  +33 (0) 1 41 34 42 02

Estelle Griffe

Tel:  +33 (0) 6 23 75 09 23

More/...

2002/078 - Page 3

UBS Warburg

Warren Finegold

Mark Lewisohn

Tel:  +44 (0) 20 7567 8000

Charles-Henri Le Bret

Tel:  +33 (0) 1 48 88 34 88

This press release has been issued by Vodafone Group Plc and is the sole responsibility of Vodafone Group Plc.

UBS Warburg Ltd., a wholly owned subsidiary of UBS AG is acting solely for Vodafone and no-one else in connection with this offer and will not be responsible to anyone other than Vodafone for providing the protections afforded to customers of UBS Warburg nor for providing advice in relation to the offer.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This press release contains certain “forward-looking statements” with respect to our expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information, including statements relating to expected benefits associated with the possible acquisitions of additional interests in Cegetel and SFR, plans with respect to those acquisitions and expectations with respect to shareholder value growth.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “would” and “believe”.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  These factors include, but are not limited to, the future actions of Vivendi including whether Vivendi exercises its pre-emption rights over the BT and SBC interests in Cegetel or continues to decline our cash offer, which will affect our ability to obtain an increase in our economic interest in Cegetel; if we obtain the largest economic interest in Cegetel through acquisition of the BT and SBC interests, the risk that Vivendi will not fully comply with its obligations under the Cegetel shareholders’ agreement or delay its compliance or interpose obstacles thereby possibly delaying significantly our ability to obtain control of Cegetel’s management board; to the extent that Vivendi retains majority control of Cegetel or uses its minority rights to negatively affect our management of Cegetel, our ability to influence strategic decisions including profit distributions or other value generative decisions of Cegetel or SFR may be limited; regulatory approvals may require acceptance of conditions with potential adverse impacts; risk involving our ability to realise expected synergies and benefits associated with the acquisitions, including benefits associated with 3G technologies; the risk that ARPUs may decline more dramatically than expected; and the risk that, upon obtaining control Cegetel or SFR, we discover additional information relating to its businesses leading to restructuring charges or write-offs or with other negative implications.

Please refer to documents we have filed under the US Securities Exchange Act of 1934, including our Annual Report & Accounts and Form 20-F for the year ended 31 March 2002, for additional factors that could cause actual results and developments to differ materially from the expectations disclosed or implied within forward-looking  statements.  All written or oral forward-looking statements attributable to Vodafone Group Plc, any members of Vodafone Group Plc or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. Vodafone does not intend to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 6, 2002	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary